(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-10290 (Duquesne Light Holdings, Inc.) 1-956 (Duquesne Light Company)

CUSIP NUMBER 266233 (Duquesne Light Holdings, Inc.) 266228 (Duquensne Light Company)

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Duquesne Light Holdings, Inc. Duquesne Light Company
Full Name of Registrant

Former Name if Applicable

411 Seventh Avenue
Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15219
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ ☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Form 8-K filed March 4, 2005, management of Duquesne Light Holdings, Inc. (Holdings) and its wholly owned subsidiary, Duquesne Light Company (Duquesne Light), have determined they need to restate prior period financial statements as contained in the following reports for both Holdings and Duquesne Light: (i) the Annual Reports on Form 10-K for the year ended December 31, 2003, and (ii) the Quarterly Reports on Form 10-Q for the first three quarters of 2004. These restatements will adjust certain classification issues with respect to both the consolidated balance sheets and consolidated statements of cash flows in each of the above-described Form 10-Ks and Form 10-Qs. None of the classification issues have any impact on the historical earnings of either Holdings or Duquesne Light.

These restatements must be completed and filed with the Securities and Exchange Commission before each of Holdings and Duquesne Light will be able to complete its Annual Report on Form 10-K for the year ended December 31, 2004. Because the restatements cannot be completed and filed prior to March 16, 2005 without unreasonable effort and expense on the part of both Holdings and Duquesne Light, each company will instead file its Annual Report on Form 10-K for the year ended December 31, 2004 no later than March 31, 2005.

(Attach Extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stevan R. Schott	412	393-6718
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Form 8-K filed February 1, 2005, Holdings and Duquesne Light previously reported 2004 year-end results. These previously reported results are not being changed as part of the above-discussed restatements.

Holdings reported 2004 earnings from continuing operations were $87.2 million, or $1.14 per share. Results for 2004 were reduced by an after-tax charge of $4.8 million, or $0.06 per share, for the termination of a potential acquisition of a generation plant. By comparison, 2003 earnings from continuing operations were $92.8 million, or $1.24 per share, which included an after-tax gain of $7 million, or $0.09 per share, related to the sale of DQE Financial’s investment in a natural gas operating partnership.

Earnings in 2004, reported by Holdings subsidiary, were as follows:

•	Duquesne Light reported earnings of $61.2 million in 2004, compared to $66.4 million for 2003. The decrease was primarily due to the $4.8 million charge discussed earlier.

•	DQE Financial reported earnings of $26.4 million in 2004, compared to $33.2 million for 2003. Earnings in 2004 were impacted by a $9.7 million decrease in lease income resulting from a settlement with the IRS in December 2003. This decrease was partially offset by $8.2 million of higher earnings from its landfill gas business. In addition, 2003 results included the $7 million gain discussed earlier.

•	Duquesne Energy Solutions reported earnings of $22.7 million in 2004, compared to $20.3 million for 2003.

•	DQE Communications reported earnings of $1.7 million in 2004, compared to $0.8 million for 2003.

Discontinued Operations

The results of discontinued operations included AquaSource, a water-and-wastewater management subsidiary, which completed the sale of its assets in July 2003. For the year ended December 31, 2004, the loss from discontinued operations was $0.2 million, or zero per share, compared to earnings of $82.7 million, or $1.10 per share, for the prior year. Results for 2003 included a $66.6 million tax benefit related to the capital loss associated with the sale of

AquaSource, and an after-tax gain of $11.5 million relating to the increase in the fair value of its investor-owned utilities.

Total Earnings

Holdings’ total earnings available for common stock through December 31, 2004, were $87.0 million, or $1.14 per share, compared to $175.5 million, or $2.34 per share, in 2003.

(See attached Statements of Income for each of Holdings and Duquesne Light)

Duquesne Light Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3/16/05	By	/s/ STEVAN R. SCHOTT
Stevan R. Schott, Senior Vice President and CFO

Duquesne Light Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3/16/05	By	/s/ STEVAN R. SCHOTT
Stevan R. Schott, Senior Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

DUQUESNE LIGHT HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(All amounts in millions, except per share data)	Twelve Months Ended December 31,
(Unaudited)	2004	2003
Operating Revenues:
Retail sales of electricity	$761.8	$780.8
Other	135.5	122.0

Total Operating Revenues	897.3	902.8

Operating Expenses:
Purchased power	382.0	393.7
Other operating and maintenance	224.4	221.8
Acquisition termination cost	8.3	—
Depreciation and amortization	83.4	87.3
Taxes other than income taxes	48.5	49.1

Total Operating Expenses	746.6	751.9

Operating Income	150.7	150.9

Other Income:
Investment and other income	12.7	35.4
Investment impairment	—	(1.0)

Total Other Income	12.7	34.4

Interest and Other Charges	63.0	74.4

Income From Continuing Operations Before Income Taxes and Limited Partners’ Interest	100.4	110.9
Income Tax Expense	20.6	17.7
Benefit from Limited Partners’ Interest	7.4	—

Income From Continuing Operations	87.2	93.2
Income (Loss) from Discontinued Operations - Net	(0.2)	82.7

Net Income	87.0	175.9
Dividends on Preferred Stock	—	0.4

Earnings Available for Common Stock	$87.0	$175.5

Average Number of Common Shares Outstanding	76.4	75.0

Basic Earnings Per Share of Common Stock	$1.14	$2.34

Dividends Declared Per Share of Common Stock	$1.00	$1.00

Actual Number of Common Shares Outstanding	77.0	75.4

Duquesne Light Company

Consolidated Statements of Income

	(Millions of Dollars)
	Year Ended December 31,
(Unaudited)	2004	2003
Operating Revenues:
Retail Sales of Electricity:
Residential	$314.1	$302.6
Commercial	308.5	334.9
Industrial	139.2	143.3

Total Retail Sales Of Electricity	761.8	780.8
Other	27.5	25.3

Total Operating Revenues	789.3	806.1

Operating Expenses:
Purchased power	382.0	393.7
Other operating and maintenance	138.0	129.5
Acquisition termination costs	8.3	—
Restructuring	—	—
Depreciation and amortization	71.4	76.4
Taxes other than income taxes	47.9	51.4

Total Operating Expenses	647.6	651.0

Operating Income	141.7	155.1
Other Income	16.6	20.3
Interest and Other Charges	(46.2)	(54.1)
Company Obligated Mandatorily Redeemable Preferred	—	(6.3)
Securities Dividend Requirements

Net Income Before Income Taxes	112.1	115.0
Income Taxes	44.3	45.4

Net Income	67.8	69.6
Dividends on Preferred and Preference Stock	6.6	3.2

Earnings Available for Common Stock	$61.2	$66.4